PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

August 5, 2022

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Yoon Choo

Re:	BNY Mellon Funds Sub-Advised by Fayez Sarofim & Co. Definitive Joint Proxy Statement

Ladies and Gentlemen:

On or about August 8, 2022, BNY Mellon Appreciation Fund, Inc., BNY Mellon Tax Managed Growth Fund, Appreciation Portfolio and BNY Mellon Worldwide Growth Fund, Inc. (each, a "Fund") intend to file with the Securities and Exchange Commission (the "Commission") a joint definitive proxy statement pursuant to Section 14(A) of the Securities Exchange Act of 1934 (the "definitive proxy statement"). On July 25, 2022, the Funds filed with the Commission a joint preliminary proxy statement and, on August 3, 2022, comments on that filing were provided to the undersigned by Yoon Choo of the staff (the "Staff") of the Commission. This letter is being filed to respond to the Staff's comments.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the proxy statement as applicable to similar disclosure elsewhere in the proxy statement. Capitalized terms used but not defined herein have the meanings assigned to them in the proxy statement.

1.	Staff Comment: Please provide a footnote in the Notice of Meeting indicating that BNY Mellon Tax Managed Growth Fund is a series of BNY Mellon Investment Funds IV, Inc. and distinguish the footnotes in the Notice of Meeting as 1a. and 1b.

Response: The requested footnote and disclosure will be added in the definitive proxy statement.

2.	Staff Comment: In the third paragraph of the proxy statement, please provide further details as to the manner in which shareholders may revoke their proxy if given prior to the Meeting.

Response: The requested disclosure will be made in the definitive proxy statement.

3.	Staff Comment: Please add the date (October 25, 2022) when the 150-day term of the Interim Sub-Advisory Agreement expires to the last paragraph under "Proposal: Approval of a New Sub-Investment Advisory Agreement – Introduction."

Response: The requested disclosure will be made in the definitive proxy statement.

4.	Staff Comment: Please conform the statement in the last paragraph under "Proposal: Approval of a New Sub-Investment Advisory Agreement -- Introduction" to the statement elsewhere in the proxy statement that refers to requesting that the Securities and Exchange Commission extend the 150-day period.

Response: The requested disclosure will be made in the definitive proxy statement.

5.	Staff Comment: Please identify the Administrator for the Funds and the related services provided.

Response: BNYM Adviser is responsible for the provision of administrative services to each Fund pursuant to the Management Agreement and disclosure to that effect will be added to the definitive proxy statement.

6.	Staff Comment: Please provide the dates shareholders last approved the Management Agreements and Prior Sub-Advisory Agreements and the reason such approvals were solicited.

Response: As discussed with the Staff, the requested disclosure will be made in the definitive proxy statement.

7.                   Staff Comment: Please list any other investment companies Sarofim & Co. advises which have a similar investment objective and similar investment management policies as the Funds.

Response: Other than the Funds, Sarofim & Co. does not advise any other investment companies. Accordingly, no disclosure will be added to the definitive proxy statement.

8.                   Staff Comment: Please provide additional information as to the differences between the New Sub-Advisory Agreements and the Prior Sub-Advisory Agreements.

Response: Additional disclosure regarding the differences between the New Sub-Advisory Agreements and the Prior Sub-Advisory Agreements will be added to the definitive proxy statement.

9.                   Staff Comment: Please delete the statements regarding broker non-votes for the reasons discussed.

Response: The indicated statements will be deleted from the definitive proxy statement.

10.               Staff Comment: In the paragraph under "Voting Information" with respect to Participating Insurance Companies, please disclose that a small number of Policyowners could determine how the Appreciation Portfolio votes, if other Policyowners fail to provide voting instructions.

Response: The requested disclosure will be made in the definitive proxy statement.

11.	Staff Comment: Under "Methods of Solicitation and Expenses," please add that the costs associated with the proxy solicitation will be borne by BNYM Adviser and/or Sarofim & Co. and not the Funds.

Response: The requested disclosure will be made in the definitive proxy statement.

12.	Staff Comment: Please delete the section "Notice to Banks, Broker/Dealers and Voting Trustees and their Nominees" for the reasons discussed.

Response: The indicated section will be deleted from the definitive proxy statement.

13.	Staff Comment: Please state whether officers or employees of BNYM Adviser or Sarofim & Co., or by dealers and their representatives, may solicit proxies.

Response: Disclosure will be added in the definitive proxy statement to indicate that officers or employees of BNYM Adviser or Sarofim & Co., or by dealers and their representatives, may solicit proxies.

14.	Staff Comment: Under "Other Matters," please describe in further detail how a shareholder may submit a proposal for a future meeting and whether the respective Fund's governing documents impose additional conditions.

Response: Disclosure will be added in the definitive proxy statement to describe in further detail how a shareholder may submit a proposal for a future meeting. A Fund's governing documents do not impose additional conditions for a shareholder proposal to be included in the Fund's proxy materials for a future meeting.

15.	Please revise the numbering on the Proxy Cards as discussed.

Response: The requested revision will be made in the definitive proxy statement.

* * * * *

We hope the Staff finds that this letter and the revisions included in the definitive proxy statement are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3357.

Very truly yours,

/s/ David Stephens
      David Stephens

 cc: James Bitetto
       Jeff Prusnofsky